VITASTI, INC. (Formerly Global Golf Holdings, Inc.) CONSOLIDATED FINANCIAL REPORT DECEMBER 31, 2004

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

CONSOLIDATED STATEMENTS OF OPERATIONS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Vitasti, Inc.
Vancouver, BC
Canada

We have audited the accompanying consolidated balance sheet of Vitasti, Inc. and Subsidiary (formerly Global Golf Holdings, Inc.) as of December 31, 2004, and the related consolidated statements of operations, comprehensive income, stockholders' deficit, and cash flows for the seven-month period ended December 31, 2004, and the year ended May 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vitasti, Inc. and Subsidiary (formerly Global Golf Holdings, Inc.) as of December 31, 2004, and the results of their operations and their cash flows for the seven-month period ended December 31, 2004 and the year ended May 31, 2004, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated positive cash flows from operations and has an accumulated deficit at December 31, 2004. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plan regarding those matters is also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Peterson Sullivan

April 11, 2005
Seattle, Washington

1

VITASTI, INC.
(Formerly Global Golf Holdings, Inc.)

CONSOLIDATED BALANCE SHEET

December 31, 2004
ASSETS
Current Assets
Cash	$12,269
Accounts receivable	2,315
Receivable for debt subscriptions	18,000
Assets of discontinued operation held for sale	23,058
Inventory	24,642
Prepaid expenses	11,357
Total current assets	91,641
Property and Equipment, net	81,994
Intangible asset	70,672
$244,307
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities
Bank overdraft	$5,387
Accounts payable	113,739
Due to stockholders for shares cancelled	39,244
Demand loan payable	26,507
Convertible promissory notes, net of discount	175,687
Total current liabilities	360,564
Stockholders' Deficit
Preferred stock, $0.0001 par value, 5 million shares
authorized, no shares issued or outstanding
Common stock, $0.0000029 par value, 30 million shares
authorized, 8,116,801 shares issued and outstanding	23
Common stock issuable, 14,743,199 shares	43
Additional paid-in capital	6,100,937
Accumulated deficit	(6,425,851)
Accumulated other comprehensive income	208,591
Total stockholders' deficit	(116,257)
$244,307

See Notes to Consolidated Financial Statements

VITASTI, INC.
(Formerly Global Golf Holdings, Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Seven Months Ended December 31, 2004 and the Year Ended May 31, 2004
	Seven Months
	Ended	Year Ended
	December 31,	May 31,
	2004	2004
Sales	$67,414	$-
Cost of sales	31,705
Gross profit	35,709	-
Operating expenses
General and administrative	1,890,647
Bad debt expense	41,343
Impairment of leasehold improvements	47,852
Total operating expenses	1,979,842	-
Loss from continuing operations	(1,944,133)	-
Discontinued Operations
Loss from operations of discontinued segment	(501,843)	(1,578,390)
Net loss	$(2,445,976)	$(1,578,390)

Net loss per common share (basic and fully-diluted)
Continuing operations	$(0.51)	$-
Discontinued operations	(0.13)	(4.06)
Net loss per common share	$(0.64)	$(4.06)
Weighted average number of common shares outstanding	3,794,745	388,788

See Notes to Consolidated Financial Statements

VITASTI, INC.
(Formerly Global Golf Holdings, Inc.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Seven Months Ended December 31, 2004 and the Year Ended May 31, 2004
	Seven Months
	Ended	Year Ended
	December 31,	May 31,
	2004	2004
Net loss	$(2,445,976)	$(1,578,390)
Other comprehensive income (loss)
Foreign currency translation adjustment	46,260	(72,745)
Comprehensive income (loss)	$(2,399,716)	$(1,651,135)

See Notes to Consolidated Financial Statements

VITASTI, INC.
(Formerly Global Golf Holdings, Inc.)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

For the Seven Months Ended December 31, 2004 and the Year Ended May 31, 2004

	Common Stock		Common Stock Issuable		Preferred Stock		Additional Paid-in Capital			Accumulated Other Comprehensive Income
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount		Accumulated Deficit			Total
Balance, May 31, 2003	209,827	$1		$-	-	$-	$2,347,044		$(2,401,485)	$235,076		$180,636
Common stock issued for:
Cash	63,235						73,564					73,564
Services and expenses	381,176	1					1,369,553					1,369,554
Debt settlement	153,064						217,733					217,733
Shares cancelled	(26,471)						(36,035)					(36,035)
Options granted for services							135,683					135,683
Exercise of options	12,735						17,320					17,320
Net loss									(1,578,390)			(1,578,390)
Translation adjustment										(72,745)		(72,745)
Balance, May 31, 2004	793,566	2					4,124,862		(3,979,875)	162,331		307,320
Common stock issued for
services	7,323,235	21					1,842,927					1,842,948
Common stock issued for
acquisition of business			14,743,199	43			89,891					89,934
Issuance of warrants in
connection with
convertible debt							43,257					43,257
Net loss									(2,445,976)			(2,445,976)
Translation adjustment										46,260		46,260
Balance, December 31, 2004	8,116,801	$23	14,743,199	$43	-	$-	$6,100,937		$(6,425,851)	$208,591		$(116,257)

See Notes to Consolidated Financial Statements

VITASTI, INC.
(Formerly Global Golf Holdings, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Seven Months Ended December 31, 2004 and the Year Ended May 31, 2004
	Seven Months
	Ended	Year Ended
	December 31,	May 31,
	2004	2004
Cash Flows From Operating Activities
Net loss	$(2,445,976)	$(1,578,390)
Adjustment to reconcile net loss to net cash provided
by (used in) continuing operating activities
Loss from discontinued operations	501,843	1,578,390
Depreciation	2,381
Amortization	14,082
Bad debt	41,343
Impairment of leasehold improvements	47,852
Issuance of common stock for services and expenses	1,842,948
Changes in operating assets and liabilities, net of
effect from purchase of business
Accounts receivable	4,729
Inventory	283
Prepaid expenses	5,387
Bank overdraft	4,101
Accounts payable and accrued expenses	46,899
Net cash provided by (used in) continuing
operating activities	65,872	-
Cash Flows From Investing Activities
Purchase of equipment	(3,068)
Purchase of subsidiaries, adjusted for cash acquired	3,468
Net cash provided by (used in) investing activities	400	-
Cash Flows from Financing Activities
Proceeds from demand loan	8,322
Net cash used in discontinued operation	(66,386)	26,384
Foreign exchange effect on cash	3,827	(27,100)
Net change in cash	12,035	(716)
Cash at the beginning of the period	234	950
Cash at the end of the period	$12,269	$234
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Business Operations

Vitasti, Inc. (formerly Global Golf Holdings, Inc.) (the "Company"), a Delaware corporation, acquired a subsidiary on November 23, 2004 (see Note 2) and since that date has adopted the subsidiaries' business plan which is to sell and distribute low carbohydrate and sugar-free foods through retail and wholesale outlets in Western British Columbia, Canada, and through the internet. The Company had also been in the business of marketing, rental, and distribution of golf merchandise until December 31, 2004, when management decided to discontinue the golf line of business. Accordingly, for all periods presented, the golf operations are presented as discontinued operations and the Company has one operating business segment for financial reporting purposes effective as of December 31, 2004.

At December 31, 2004, management elected to change its fiscal year end from May 31 to December 31. Accordingly, these consolidated financial statements present the seven-month period from June 1, 2004 through December 31, 2004 and the year ended May 31, 2004.

Going Concern

The Company has incurred losses from operations, has a working capital deficit and has an accumulated deficit at December 31, 2004. The Company's ability to continue as a going concern is dependent upon the Company's obtaining additional financing and/or achieving a sustainable profitable level of operations. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management of the Company has undertaken steps as part of a plan with the goal of sustaining Company operations for the next twelve months and beyond. These steps include: (a) focusing on promoting and expanding the business plan of Low Carb Centre, Inc. and related entities, (b) discontinuing the Company's golf segment; (c) continuing efforts to raise additional capital and/or other forms of financing; and (d) controlling overhead and expenses. There can be no assurance that any of these efforts will be successful.

Discontinued Operations

Management decided to discontinue the golf segment in order to devote the Company's time and resources to the business plan of the newly acquired subsidiaries. The assets of the golf segment are currently being actively marketed and therefore are classified as current assets, held for sale.

During the seven-month period ended December 31, 2004 and the year ended May 31, 2004, operations from the golf business segment generated revenues of $10,360 and $14,080, respectively.

All of the assets of the discontinued segment have been written down to net realizable value. Accordingly, an impairment loss on intangible assets of $438,000 is included in the loss from discontinued operations. Assets of the discontinued operation held for sale at December 31, 2004, consist of golf equipment leased to a golf course through May 2006. The lease provides monthly payments of approximately $2,200 for eight months of the year.

Consolidation

The accompanying consolidated financial statements include the accounts of Vitasti, Inc. and its wholly-owned subsidiary, Golflogix. All intercompany accounts and transactions have been eliminated.

Cash

Cash consists of checking accounts held at financial institutions in the United States and Canada.

Accounts Receivable

Accounts receivable consists of amounts due from customers located in Western Canada. The Company considers accounts more than 30 days old to be past due. The Company uses the allowance method for recognizing bad debts. When an account is deemed uncollectible, it is written off against the allowance. The Company generally does not require collateral for its accounts receivable. As of December 31, 2004, management believes no allowance for uncollectible accounts is necessary.

Inventory/Cost of Sales

Inventory consists of low carbohydrate foods and ingredients and is stated at the lower of cost (first-in, first-out method) or market. Shipping and handling costs are included with cost of sales.

Equipment

Equipment is recorded at cost and is depreciated using the straight-line method over the estimated useful lives of the related assets, ranging from three to seven years. Maintenance and repairs are charged to expense as incurred. Significant renewals and betterments are capitalized.

Intangible Assets

Intangibles consist of customer lists attributable to the acquisition of Low Carb Centre (See Note 2). The customer lists have an indefinite useful life and are tested annually for impairment. Management has determined that no impairment write down is necessary at December 31, 2004.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the assets. Equipment as of December 31, 2004 at the Company's various locations consist of:

Leasehold improvements	$65,689
Furniture and equipment	37,286
Computer equipment	5,902
108,877
Less: Accumulated depreciation	(26,883)
$81,994

Subsequent to year end, the Company closed one of its stores. Accordingly, leasehold improvements at that store amounting to $47,852 have been considered impaired and an impairment loss for that amount has been recorded as of December 31, 2004.

Foreign Currency Translation

The Company's reporting currency is the U.S. Dollar. The Company translates foreign assets and liabilities of its Canadian subsidiaries at the rate of exchange at the balance sheet date. Revenues and expenses are translated at the average rate of exchange throughout the year. Gains or losses from these translations, if significant, are reported as a separate component of other comprehensive income, until all or a part of the investment in the subsidiary is sold or liquidated. Translation adjustments do not recognize the effect of income tax because the Company expects to reinvest the amounts indefinitely in operations.

Revenue Recognition

Revenue from products sold is recognized when the sale is made, the price is fixed and determinable, and collectibility is probable.

Revenue from discontinued operations consisting of equipment rentals were reported on the straight-line basis over the noncancelable lease term as it became receivable according to the provisions of the lease.

Advertising Expense

The cost of advertising is expensed as incurred. The Company incurred $129 and $14,287 in advertising costs during the seven-month period ended December 31, 2004 and the year ended May 31, 2004, respectively.

Comprehensive Income and Loss

The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." Other comprehensive gain and loss, which currently includes only foreign currency translation adjustments, is shown as a component of stockholders' deficit.

Earnings Per Share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of common shares outstanding in the period. Effective December 9, 2004, the Board of Directors approved a 1-for-34 reverse stock split. Presentation of shares issued and issuable and outstanding, common stock amounts reported, and loss per share have been restated to give affect to the reverse split for all periods presented. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares. Common stock issuable upon conversion of the Company's warrants, convertible debt, and preferred stock were not included in the computation of diluted earnings per share for all periods presented because they were anti-dilutive. Common stock issuable is considered outstanding as of the original approval date for purposes of earnings per share computations.

Stock-Based Compensation

The Company accounts for stock-based compensation under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. To the extent options are granted and those options have an exercise price equal to or greater than the market value of the underlying common stock on the date of grant, no stock-based employee compensation cost will be recorded. Compensation cost for stock options granted to non-employees is measured using the Black-Scholes valuation model at the date of grant multiplied by the number of options granted. Since the Company has not issued stock options to employees, there is no effect on net loss or loss per share had the Company applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation. When the Company issues shares to employees and others, the shares are valued based on the market price at the date the shares are approved for issuance.

Fair Value of Financial Instruments

Financial instruments consist of cash, accounts receivable, receivable for debt subscriptions, accounts payable, and certain of the assets of the discontinued operation. The fair value of these financial instruments approximates their carrying amounts due to their short-term nature.

Income Taxes

The Company accounts for income taxes in accordance with the liability method. Under the liability method, deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. The Company establishes a valuation allowance to the extent that it is more likely than not that deferred tax assets will not be recoverable against future taxable income.

New Accounting Standards

SFAS No. 151, "Inventory Costs," is effective for fiscal years beginning after June 15, 2005. This statement amends the guidance in Accounting Research Bulletin ("ARB") No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The adoption of SFAS 151 is expected to have no impact on the Company's financial statements.

SFAS No. 152, "Accounting for Real Estate Time-Sharing Transactions," is effective for fiscal years beginning after June 15, 2005. This statement amends SFAS No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in American Institute of Certified Public Accountants Statement of Position 04-2, Accounting for Real Estate Time-Sharing Transactions. The adoption of SFAS No. 152 is expected to have no impact on the Company's financial statements.

SFAS No. 123(R), "Share-Based Payment," replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." This statement requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements. The Company is required to apply this statement in the first interim period that begins after December 15, 2005. The adoption of SFAS No. 123(R) is expected to have no impact on the Company's financial statements.

SFAS No. 153, "Exchanges of Nonmonetary Assets" - an amendment of APB Opinion No. 29, is effective for fiscal years beginning after June 15, 2005. This statement addresses the measurement of exchange of nonmonetary assets and eliminates the exception from fair-value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. The adoption of SFAS No. 153 is expected to have no impact on the Company's financial statements.

FIN No. 46(R) revised FIN No. 46, "Consolidation of Variable Interest Entities," requiring the consolidation by a business of variable interest entities in which it is the primary beneficiary. The adoption of FIN No. 46 did not have an impact on the Company's financial statements.

The Emerging Issues Task Force ("EITF") reached consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1") which provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. The FASB issued FSP EITF 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, 'The Meaning of Other-Than-Temporary Impairment and Its Applications to Certain Investments'" ("FSP") which delays the effective date for the measurement and recognition criteria contained in EITF 03-1 until final application guidance is issued. The Company does not expect the adoption of this consensus or FSP to have a material impact on its financial statements.

The EITF reached a consensus on Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share" ("EITF 04-8"), which addresses when the dilutive effect of contingently convertible debt instruments should be included in diluted earnings (loss) per share. EITF 04-8 is effective for reporting periods ending after December 15, 2004. The adoption of EITF 04-8 did not have an impact on diluted earnings (loss) per share.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date, and the reported amounts of revenues and expenses for the periods presented. Actual results could differ from these estimates.

Reclassification

Certain May 31, 2004, amounts have been reclassified to conform to the current period presentation.

Note 2. Acquisition of Business

On November 23, 2004, the Company completed its acquisition of the assets of Low Carb Centre, Inc., Low Carb Centre Bakery, Inc., and McNabb and Associates, Inc. (collectively, "Low Carb Centre"). Resulting operations of the business formerly operated by Low Carb Centre are included beginning as of that date. The acquisition was made for the purpose of expanding the Company's operations. In consideration, the Company issued 14,743,199 shares of the Company's common stock to the shareholders of Low Carb Centre. In addition, the Company assumed convertible promissory notes issued by Low Carb Centre in the amount of $221,962. The purchase price amounted to $89,934, consisting of the fair value of the shares issued at the effective date of the purchase.

Following is a summary of the assets acquired and liabilities assumed:

Assets acquired:
Current assets	$108,512
Property and equipment	132,712
Customer lists	70,672
Total assets acquired	311,896
Liabilities assumed:
Convertible promissory notes	221,962
Purchase price	$89,934

These amounts differ from those the Company reported in its quarterly financial statements for the period ended November 30, 2004, because of subsequent adjustments to the valuation of assets acquired.

Note 3. Convertible Promissory Notes

Prior to the purchase of the assets of Low Carb Centre, Low Carb Centre issued 12% Convertible Promissory Notes which, by agreement with the Company, became convertible into Vitasti, Inc. shares after the closing of the purchase. The notes are convertible at the rate of $0.125 per share. For those notes that were Canadian-denominated, the share conversion was determined based on the exchange rate on the date of the issuance of debt. The convertible debt also included detachable warrants to purchase additional shares at a rate of one additional share for each four shares convertible. The warrants are exercisable at $0.15 per share. Warrants to purchase a total of approximately 1,695,452 shares are outstanding in connection with this debt as of November 30, 2004. The warrants expire in three years from that date.

Following the closing of the purchase of the assets of Low Carb Centre, the recorded proceeds from the issuance of the debt were allocated on a pro-rata basis between the carrying amount of the notes and the amount attributable to the fair value of the related detachable warrants. The amount attributable to the warrants of $43,257 was recorded as a debt discount against the carrying value of the debt and is being amortized as interest expense using the effective interest method over the term of the debt.

Note 4. Stock-Based Compensation

Stock Options

In 2003, the Company adopted a fixed stock option plan that provides for the issuance of incentive and non-qualified stock options to officers, directors, employees and non-employees to acquire up to 5,000,000 shares of the Company's common stock. The Board of Directors determines the terms of the options granted, including the number of options granted, the exercise price and the vesting schedule.

Stock Options Issued to Employees

As discussed in Note 1, the Company continues to account for its employee stock-based awards using the intrinsic value method in accordance with APB No. 25, "Accounting for Stock Issued to Employees", and its related interpretations. Accordingly, no compensation expense will be recognized in the financial statements for employee stock arrangements, if the fair value of common stock at the measurement date is not greater than the option exercise price.

Proforma information regarding net loss and earnings per share is required by SFAS No. 123, and will be determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for options will be estimated at the date of grant using a Black-Scholes option pricing model.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Stock Options Issued to Non-Employees

On March 1, 2004 and March 5, 2004, respectively, the Company granted options to purchase 500,000 and 450,000 shares of the Company's common stock at a price of $.04 per share to consultants of the Company. The options vested immediately and have no expiration date. Stock options issued to non-employees are accounted for in accordance with the provisions of SFAS No. 123, "Accounting for Stock Based Compensation," using the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 4.5%; dividend yield of 0%; volatility factors of the expected market price of the Company's stock of 130%; and an expected life of the options of 1 year.

Additional Stock Option Plan Information

A summary status of the Company's fixed stock option plan and changes during the seven-month period ended December 31, 2004 and the year ended May 31, 2004, are as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding, May 31, 2003	-
Granted	950,000	$.04
Exercised	(433,000)	.04
Forfeited	(67,000)	.04
Outstanding, May 31, 2004	450,000.04
Granted
Exercised
Forfeited	(450,000)	.04
Options outstanding and exercisable at end of December 31, 2004	-

Note 5. Income Taxes

The difference between the statutory federal tax rate and the tax provision of zero recorded by the Company is primarily due to the Company's full valuation allowance against its deferred tax assets.

Deferred income taxes arise from the temporary differences between financial statement and income tax recognition of net operating losses and asset impairment. Net operating loss carryovers may be limited under the Internal Revenue Code should a significant change in ownership occur.

At December 31, 2004, the Company had approximately $3,877,000 (expressed in U.S. dollars at December 31, 2004) of unused Canadian net operating loss carryforwards for Canadian income tax purposes, which begin to expire in the year 2008. A deferred tax asset has been offset by a full valuation allowance. The components of the Company's deferred tax assets and liabilities are as follows:

Deferred tax liability	$-
Deferred tax assets arising from:
Net operating loss carryforwards	1,318,000
Asset impairment	166,000
1,484,000
Valuation allowance	(1,484,000)
Net deferred taxes	$-

The valuation allowance increased by $803,000 from May 31, 2004 to December 31, 2004 and by $386,500 from May 31, 2003 to May 31, 2004.

The Company's ability to utilize net operating loss carryforwards is limited pursuant to the Tax Reform Act of 1986, due to cumulative changes in stock ownership in excess of 50% such that some net operating losses may never be utilized.
Note 6. Lease Commitments

In connection with its purchase of the assets of Low Carb Centre, the Company assumed an agreement to lease office space for a five-year term commencing May 15, 2003, and an agreement to lease retail space for a three-year term commencing January 1, 2004. The future minimum lease payments (contractually in Canadian dollars, converted into U.S. dollars at the December 31, 2004, exchange rate) under these agreements are as follows for the years ending December 31:

2005	$60,200
2006	64,000
2007	67,300
2008	16,600

Rent expense totaled approximately $6,100 for the period ended December 31, 2004. There was no rent expense in the year ended May 31, 2004.

Note 7. Subsequent Events

Subsequent to December 31, 2004, the Company issued 1,695,452 shares of common stock on conversion of convertible debt that was outstanding as of December 31, 2004. The Company also issued 610,000 shares for services.